Exhibit 12

VIACOM INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS
(In millions except ratios)

	Twelve Months Ended December 31,
	2002		2001		2000		1999		1998
Earnings before income taxes	$3,734.2		$776.3		$560.6		$780.0		$ 10.7
Add:
Share in income (loss) of fifty-percent-owned affiliates and distributed income of affiliated companies	13.9		9.6		32.5		(49.0)		(51.5)
Interest expense, net of capitalized interest	860.4		976.3		842.5		461.0		631.2
Capitalized interest amortized	—		—		2.2		5.7		11.5
1/3 of rental expense	335.5		348.8		298.2		213.8		186.8

Total Earnings	$4,944.0		$2,111.0		$1,736.0		$1,411.5		$788.7

Fixed charges:
Interest expense, net of capitalized interest	$860.4		$976.3		$842.5		$461.0		$631.2
1/3 of rental expense	335.5		348.8		298.2		213.8		186.8

Total fixed charges	$1,195.9		$1,325.1		$1,140.7		$674.8		$818.0
Preferred Stock dividend requirements	—		—		—		0.8		118.2

Total fixed charges and Preferred Stock dividend requirements	$1,195.9		$1,325.1		$1,140.7		$675.6		$936.2

Ratio of earnings to fixed charges	4.1	x	1.6	x	1.5	x	2.1	x	Note a

Ratio of earnings to combined fixed charges and Preferred Stock dividend requirements	4.1	x	1.6	x	1.5	x	2.1	x	Note b

Note:

  (a)
  Earnings are inadequate to cover fixed charges. The dollar amount of the cover deficiency is $29.3 in 1998.

  (b)
  Earnings are inadequate to cover fixed charges. The dollar amount of the cover deficiency is $147.5 in 1998.